Exhibit 99.1

ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Christopher Harrison
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1267
Noa.Schuman@clicksoftware.com	charrison@kcsa.com

ClickSoftware Announces Results of its Special General Meeting of Shareholders

BURLINGTON, Mass., June 11, 2015 - ClickSoftware Technologies Ltd. (NasdaqGS: CKSW) (the "Company”), the leading provider of automated mobile workforce management and optimization solutions for the service industry, announced today that at its Special General Meeting of Shareholders that was held today, the merger agreement and all related transactions for the acquisition of the Company by private funds managed by Francisco Partners Management L.P., were approved by a majority of more than 99% of the shareholders voting in favor.

Closing of the transaction is expected to take place on or about July 13, 2015.

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” and “The real-time service enterprise” concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com and follow us on Twitter, the content of which is not a part of this press release.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit https://itunes.apple.com/us/app/cksw-ir/id530880886?mt=8 to download on your iPhone and iPad, or https://play.google.com/store/apps/details?id=com.theirapp.ckswir&hl=en for your Android mobile device.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding the potential acquisition of the Company by Francisco Partners, including statements regarding the expected timing of closing the proposed merger. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the ability to close the proposed transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions; the risk that the benefits of the potential transaction may not be fully realized or may take longer to realize than expected; the impact of the proposed transaction on third-party relationships; actions taken by either of the companies; and changes in regulatory, social and political conditions, as well as general economic conditions. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2014, ClickSoftware’s proxy statement dated May 7, 2015 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.